Exhibit 8.02

November 3, 2006

Re:	Floating Rate Enhanced Capital Advantaged Preferred Securities (“ECAPS”), Lehman Brothers Holdings E-Capital Trust I

Lehman Brothers Holdings Inc.
745 Seventh Avenue

New York, NY  10019

Lehman Brothers Holdings E-Capital LLC I

745 Seventh Avenue

New York, NY 10019

Lehman Brothers Holdings E-Capital Trust I
745 Seventh Avenue

New York, NY  10019

This opinion letter was written to support the promotion or marketing of the transaction addressed in this opinion letter and was not intended or written to be used, and cannot be used, for the purpose of avoiding tax-related penalties under federal, state, or local tax law.  Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

Ladies and Gentlemen:

We have acted as special tax counsel (“Tax Counsel”) to Lehman Brothers Holdings Inc., a Delaware corporation (the “Company”), Lehman Brothers Holdings E-Capital LLC I, a Delaware limited liability company (the “LLC”) and Lehman Brothers Holdings E-Capital Trust I, a Delaware statutory trust (the “Trust”), in connection with the filing of Post-Effective Amendment No. 2 to the Registration Statement on Form S-3 filed for the purpose of adding a prospectus dated as of November 3, 2006 (the “Post-Effective Amendment”) for use in connection with market-making transactions with respect to:  (i) the $300,001,000 floating rate subordinated debenture due 2035 (the “Subordinated Debenture”) issued by the Company pursuant to the Indenture between the Company and JPMorgan Chase Bank, N.A., as trustee (in such capacity, the “Debenture Trustee”), as amended and supplemented (collectively, the “Indenture”); (ii) the LLC Preferred Securities and the LLC Common Securities (collectively, the “LLC Securities”) issued by the LLC pursuant to the Limited Liability Company Agreement (the “LLC Agreement”) among the Company, as Managing Member, and the Trust, as Non-Managing Member; and (iii) the Trust Preferred Securities and Trust Common Securities (collectively, the “Trust Securities”) issued by the Trust pursuant to the Declaration of Trust (the “Trust Agreement”) among the Company, as sponsor, JPMorgan Chase Bank, N.A., as Property Trustee, Chase Manhattan Bank USA, National Association, as Delaware Trustee and the Regular Trustees named therein.  The LLC Preferred Securities are guaranteed by the Company with respect to the payment of distributions and payments upon liquidation, redemption and otherwise pursuant to, and to the extent set forth in, the LLC Guarantee Agreement (the “LLC Guarantee”) between the Company and JPMorgan Chase Bank, N.A., as trustee (in such capacity, the “LLC Guarantee Trustee”), for the benefit of the holders of the LLC Preferred Securities.  The Trust Securities are guaranteed by the Company with respect to the payment of distributions and payments upon liquidation, redemption and otherwise pursuant to, and to the extent set forth in, the Trust Guarantee Agreement (the “Trust Guarantee”) between the Company and JPMorgan Chase Bank, N.A., as trustee (in such capacity, the “Trust Guarantee Trustee”), for the benefit of the holders of the Trust Securities.  The Trust Preferred Securities were issued to investors pursuant to the Offering Memorandum dated August 12, 2005.  All capitalized terms used in this opinion letter and not otherwise defined herein shall have the meaning ascribed to such terms in the Post-Effective Amendment.

In delivering this opinion letter, we have reviewed and relied upon:  (i) the Post-Effective Amendment; (ii) the Indenture; (iii) the Subordinated Debenture; (iv) the LLC Agreement; (iv) the Trust Agreement; (v) the LLC Guarantee; (vi) the Trust Guarantee; (vii) the LLC Securities; (viii) forms of the Trust Securities; and (ix) the representation letter to us from the Company dated November 3, 2006.  We also have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company, the LLC and the Trust and such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the opinions set forth herein.

In our examination of such material, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to original documents of all copies of documents submitted to us.  In addition, we also have assumed that the transactions related to the issuance of the Subordinated Debenture, the LLC Securities and the Trust Securities have been consummated in accordance with the terms of the documents described herein.

Based on our consideration of the relevant authorities and subject to the assumptions and qualifications herein, we are of the opinion that if the Subordinated Debenture were issued directly to third-party purchasers, the Subordinated Debenture would be treated as debt for federal income tax purposes.

The characterization of a security as indebtedness for federal income tax purposes is dependent on the terms of the security and the circumstances surrounding its issuance.  We have considered the effect of the issuance of the Subordinated Debenture as part of the ECAPS structure and the favorable rating agency treatment that is thereby obtained.  We do not believe that these circumstances should affect the characterization of the Subordinated Debenture as debt for federal income tax purposes.  However, it is possible that the Internal Revenue Service or the courts might assert that the terms of the Subordinated Debenture include the deferral and subordination provisions of the LLC Preferred Securities and the Trust Preferred Securities.  It is also possible that the Internal Revenue Service or the courts might recharacterize the Subordinated Debenture as having a term of 60 years based upon the possible reinvestment of the proceeds upon maturity of the Subordinated Debenture in other debt of the Company or its affiliates if certain reinvestment criteria are met.  We do not believe that such recharacterizations would be appropriate.  However, should such a recharacterization occur, we are of the opinion that, while the matter is not free from doubt, the Subordinated Debenture would, nevertheless, be characterized as indebtedness by a court with jurisdiction in a properly presented case.

In addition, based on the assumptions and qualifications herein, (i) assuming that the Trust was formed and will be maintained in compliance with the terms of the Trust Agreement and assuming that the LLC was formed and will be maintained in compliance with the terms of the LLC Agreement, we are of the opinion that each of the Trust and the LLC will not be characterized as an association or a publicly traded partnership taxable as a corporation for United States federal income tax purposes and (ii) we are of the opinion that the statements made in the Post-Effective Amendment under the caption “Certain United States Federal Income Tax Considerations” insofar as they purport to constitute summaries of matters of United States federal tax law and regulations or legal conclusions with respect thereto, constitute accurate summaries of the matters described therein in all material respects.

We express no opinion with respect to the transactions referred to herein or in the Post-Effective Amendment other than as expressly set forth herein.  Moreover, we note that there is no authority directly on point dealing with securities such as the Trust Securities, the LLC Securities or transactions of the type described herein and that our opinion is not binding on the Internal Revenue Service or the courts, either of which could take a contrary position.  Nevertheless, we believe that if challenged, the opinions we express herein would be sustained by a court with jurisdiction in a properly presented case.

We do not express any opinion herein concerning any law other than the federal tax law of the United States.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP